EXHIBIT. 4.20

Fifth Addendum to the Concession Agreement

between

the Government of the Republic of Armenia

and

Armenia International Airports CJSC

signed on

January 23, 2026

I.The Parties

This addendum (the “Addendum”) effective upon signature (the “Effective Date of the Addendum”), is entered into by and between the following parties (the “Parties”):

1.1.The Government of the Republic of Armenia (hereinafter “GOA”), represented by Mr. MHER HERBERT GRIGORYAN, acting in his capacity of Representative of the Government of the Republic of Armenia, pursuant to the decision of GOA which is attached as appendix I of this Amendment, domiciled at 1 Government House, Yerevan, Republic of Armenia; and

1.2.“ARMENIA” INTERNATIONAL AIRPORTS” Closed Joint Stock Company (TIN: 02562664), (hereinafter “AIA” or the “Manager” indistinctly), represented by Mr. MARTIN FRANCISCO ANTRANIK EURNEKIAN, acting in his capacity based on a power of attorney issued by “ARMENIA” INTERNATIONAL AIRPORTS” Closed Joint-Stock Company on 16.01.2026 of AIA, establishing domicile for all purposes relating to this Amendment at Zvartnots International Airport AIA Building Yerevan 0042, Republic of Armenia.

II.Background

2.1.On December 17, 2001, GOA and Corporación América S.A. executed an agreement under which GOA granted to Corporación América S.A. the exclusive right to operate, manage and commercially exploit the Zvartnots International Airport of Yerevan, Republic of Armenia (hereinafter the “Airport”) over a period of thirty (30) years (the “Agreement”, as subsequently amended, including all other agreements and which modify or complement such instrument).

2.2.Pursuant to the first addendum to the Agreement executed by GOA and Corporación América S.A. on May 17, 2002, AIA assumed all the rights and obligations of the Manager under the Agreement on May 22, 2002.

2.3.On February 20, 2003, the Parties acknowledged that GOA had transferred the right of use of the Airport and the Property to the Manager on June 9, 2002.

2.4.On October 19, 2006, the Parties executed the second addendum to the Agreement concerning their respective obligations regarding the provision of rescue and firefighting teams and facilities at the Airport.

2.5.On November 16, 2007, the Parties executed the third addendum to the Agreement, which extended the concession of Gyumri Shirak Airport to the Manager under the Agreement.

2.6.On June 10, 2010, the Parties executed the fourth addendum to the Agreement, whereby the Manager consented to terminate its rights over the building operated by “Hayaeronavigatsia” CJSC at the Airport, the land parcels occupied by such building, and the air traffic control building.

2.7.According to the Memorandum of Understanding executed on January 9, 2025, the Parties would like to amend certain terms of the Agreement.

2.8.NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the Parties hereby agree to amend the Agreement as follows.

III.Definitions

3.1.Unless otherwise defined and/or amended in this Addendum, terms defined, or incorporated by reference in the Agreement are used herein as therein defined and shall apply to this Addendum.

IV.Amendments to Section III of the Agreement

4.1.Section III (“Definitions”) of the Agreement: The Definitions set forth below shall replace and/or amend the corresponding Definitions in the Agreement.

4.2.As of the Effective Date of the Addendum, the definition of Adjustment is hereby incorporated as follows:

““Adjustment” shall mean the adjustment of the Airport Charges to which the Manager is entitled if there are grounds specified in section 12.4. and in the manner stipulated therein.”.

4.3.As of the Effective Date of the Addendum the definition of Agreement is hereby replaced as follows:

““Agreement” shall mean this Agreement for the management, the operation and the commercial development of the Airport, and all other agreements and documents which modify or complement this instrument.”.

4.4.As of the Effective Date of the Addendum, the definition of Change of Control is hereby incorporated as follows:

““Change of Control” shall mean any legal or factual act or event, a direct or indirect change, transfer, assignment, alienation, or other alteration of shareholding, regardless of its legal form or basis (including sale, donation, merger, demerger, reorganization, or any other legal or factual act), through one or several transactions, dissolution, as a consequence of legislative amendments or by other means, as a result of which the controlling shareholder (or the ability to direct or influence the management or policies of the Manager) or ultimate beneficial owner of 50% + 1 vote of the voting rights of the Manager is changed.”.

4.5.As of the Effective Date of the Addendum, the definition of Corporación América Airports S.A. is hereby incorporated as follows:

““Corporación América Airports S.A.” shall mean a Luxembourg public limited liability company (société anonyme), duly organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 128,

Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (RCSL) under number B174140.”.

4.6.As of the Effective Date of the Addendum, the definition of Exclusivity is hereby replaced as follows:

““Exclusivity” shall mean that as from the Effective Date neither GOA nor any other national or local authority shall be able to grant to a third party the right or render on its own, the management and operational service of the Airport, or perform on its own account or grant to third parties the right to perform any Airport Activity under the terms set forth in the Agreement. Exclusivity shall not apply to the airport operating in the city of Kapan, Syunik Province, RA.”.

4.7.As of the Effective Date of the Addendum, the definition of IRR is deleted in its entirety from the Agreement and shall no longer have any effect.

4.8.As of the Effective Date of the Addendum, the definition of Liquidated Damages is deleted in its entirety from the Agreement and shall no longer have any effect.

4.9.As of the Effective Date of the Addendum, the definition of Master Plan is hereby replaced as follows:

““Master Plan” shall mean the document containing guidelines for the works to be done by the Manager on the Airport during the Term, to be drafted and approved as set forth in section X. The Master Plan will follow ICAO’s safety standards and IATA’s Optimum service quality levels.”.

4.10.As of the Effective Date of the Addendum, the definition of Passenger Drop Event is hereby incorporated as follows:

““Passenger Drop Event” shall mean a decrease in Passenger Volume below 4,000,000 passengers per year over two consecutive years, provided that such decrease is not attributable to the Manager, as set forth in appendix G. the passenger volume is calculated as the sum of Zvartnots International Airport and Shirak airport”.

V.Amendment to Section V of the Agreement

5.1.As of the Effective Date of the Addendum, section 5.2 of the Agreement is hereby replaced as follows:

“5.2. Without limiting the principle set forth in section 5.1, the Manager will have the exclusive right to administer and to exploit the following activities relating to the Airport, which enumeration is not limitative:

Aviation services

(a)aircraft guidance and escorting services,

(b)parking areas management,

(c)movable and mechanical staircases provision and operation,

(d)telescopic bridge,

(e)ground handling services, including aircraft pulling services,

(f)electrical supply services,

(g)operational-technical maintenance services,

(h)aviation security and aircraft custody services,

(i)utility services for aircrafts,

(j)fuel and lubricants supply and fueling,

(k)special vehicle transportation services,

Commercial

(l)rent of ground spaces for commercial purposes,

(m)advertising,

(n)duty-tax free shops,

(o)shopping centers,

(p)bank and exchange bureau and financial services,

(q)hotels,

(r)restaurants, snack-bars, coffee shops,

(s)duty paid shops such as clothing and fixtures, newspaper and magazine stands,

(t)casinos and other entertainment premises,

(u)car parking,

(v)baggage carts and lockers,

(w)telecommunication services permitted by license Nbr. 60,

(x)VIP lounges,

(y)catering,

(z)gas stations for automobiles,

Other

(aa)customs warehouses,

(bb)intermodal logistics platforms,

(cc)free zones,

(dd)ground transportation,

(ee)vertiport,

(ff)others, not forbidden which turn out to be complementary or useful to the aeronautical operation and/or the commercial development of the Airport, including but not limited to activities connected to the Airport such as convention, art and exhibition centres, hotels and other leisure and tourism activities and transportation, which may be performed outside the Airport.”.

VI.Amendment to Section VI of the Agreement

6.1.As of the Effective Date of the Addendum, section VI of the Agreement is hereby replaced as follows:

“6.1. This Agreement shall be binding and effective as from the Effective Date until December 31, 2067.

6.2. At any time during the Term of this Agreement, the Manager shall have the right to request GOA to enter into direct negotiations for its extension. Exercise of such right by the Manager shall not be construed as an obligation on the part of GOA to grant or agree to such an extension.

With respect to each new extension period, the Manager shall update the Master Plan as provided for in section 10.3.”.

VII.Amendments to Section VII of the Agreement

7.1.As of the Effective Date of the Addendum, section 7.1 (iv) of the Agreement is hereby replaced as follows:

“(iv) Organize and exploit a free zone. To that end, GOA shall enact all the pertinent customs laws and regulations so as to enable the Manager to open the free zone, as of Possession date. The commercial activity carried out through third parties by the Manager through the exercise of the exclusive rights granted to it, as well as the process of engaging economic entities in such activity, shall be conducted in accordance with the rules of competition, excluding the establishment or application of discriminatory conditions for certain groups of economic entities that are not based on objective and reasonable differences. Any capital expenditure related to the organization of the free economic zone should be excluded from the capital investment program and termination payment calculation.”.

7.2.As of the Effective Date of the Addendum, section 7.2 (iii) of the Agreement is hereby replaced as follows:

“(iii) Comply with the execution of the works and activities included in the Master Plan submitted by the Manager and approved by GOA, as provided for in section X; and submit a report on the execution of the works prescribed by Master Plan for the preceding year by August 31 of each year.”.

7.3.As of the Effective Date of the Addendum, section 7.2 (x) of the Agreement is hereby incorporated as follows:

“(x) Get GOA’s prior written authorization before a Change of Control takes place.”.

VIII.Amendments to Section VIII of the Agreement

8.1.As of the Effective Date of the Addendum, section 8.1 (vii) of the Agreement is hereby replaced as follows:

“(vii) In case GOA decides to delegate to the private sector the construction, maintenance, upgrade, extension, administration, exploitation or operation of any other local airport currently existing or to be constructed, the Manager shall have a right of first refusal to obtain such delegation but only on terms set by GOA, which right must be exercised within a period of thirty (30) days as from the announcement of any bid by a third party. The right of first refusal of the Manager shall consist of his right to be awarded the pertinent contract, provided that the Manager offers conditions equivalent to the best bidder’s. If GOA, either directly or by contracting any third party: (a) constructs any international airport different from the Airport, in the Republic of Armenia or converts any existing airport into an international airport; or (b) constructs any local airport within a radius of two hundred and fifty kilometers (250 Km.) from the Airport, the Manager, between the start of the construction and one year after its completion, shall be entitled to terminate this Agreement pursuant to section 18.7, and to obtain the corresponding indemnification from GOA. This provision does not apply to the airport operating in the city of Kapan, Syunik Province of the Republic of Armenia.”.

8.2.As of the Effective Date of the Addendum, section 8.1 (ix) is deleted in its entirety from the Agreement and shall no longer have any effect.

IX.Amendments to Section IX of the Agreement

9.1.As of the Effective Date of the Addendum, section 9.2 of the Agreement is hereby replaced as follows:

“9.2. Upon the occurrence of the Force Majeure Event, the Parties shall cooperate to minimize its effect and, upon the conclusion of the Force Majeure Event, the Parties shall cooperate to normalize the compliance of their respective obligations.”.

9.2.As of the Effective Date of the Addendum, section 9.3 of the Agreement is hereby replaced as follows:

“9.3. If the Force Majeure Event permanently and substantially affects the Parties’ ability to accomplish the objectives of this Agreement, then the Parties may negotiate an earlier termination of the Agreement on the basis that the Parties responsibilities following termination will be limited to the actual compliance or non-compliance of obligations due at the end of the Agreement.

Noncompliance of the obligations arising from the Agreement, due to Force Majeure Events, will not entitle any of the Parties to make any claim with respect thereto”.

X.Incorporation of Section IX bis of the Agreement

10.1.As of the Effective Date of the Addendum, section IX bis of the Agreement is hereby incorporated as follows:

“IX bis. Equilibrium Rebalance

9 bis.1. Force Majeure Event

Upon the occurrence of a Force Majeure Event, the compensation mechanism (increase of tariff and/or the extension of the Term) shall be discussed in good faith by the Parties within 6 months from the date of the occurrence of the event for the total compensation of the Concessionaire’s loss.

Unjustified and/or unreasonable refusal of the GOA within 6 months of GOA being notified of the occurrence of a Force Majeure Event shall constitute a breach of the Agreement by GOA, entitling the Manager to terminate the Agreement and to receive the compensation provided for in section 18.7.

9 bis.2. Passenger Drop Event

Upon the occurrence of a Passenger Drop Event, GOA shall compensate the Manager through a Tariff Adjustment to be applied during the Applicable Period, in accordance with the definitions and parameters set forth in appendix G.

Unjustified and/ or unreasonable refusal of the GOA within 6 months of GOA being notified of the occurrence of a Passenger Drop Event shall constitute a breach of the Agreement by GOA, entitling the Manager to terminate the Agreement and to receive the compensation provided for in section 18.7.

GOA may propose and the Parties shall discuss in good faith, in lieu or in addition to a Tariff Adjustment, the total compensation of the Manager’s loss through an extension of the Term.

If a Passenger Drop Event results from the occurrence of a Force Majeure Event, the mechanism foreseen on section 9 bis.1 shall apply exclusively.

9 bis.3. Restrictive Legal Act and New or Increased Tax

Upon the occurrence of (i) the adoption by GOA of any restrictive legal act directly aimed at/relating to the aviation sector, which may adversely affect the Manager, or (ii) if GOA increases the property tax, profit tax or imposes new Taxes applicable to the Concessionaire not existing at the time of the execution date of the Fifth Addendum to the Agreement, or (iii) applies changes to the local fees amounts (including municipal taxes or levies or similar) applicable to the Manager since 2022 onwards, and which, in the reasonable opinion of the Manager, at the time of the occurrence of any of the foregoing events, items (i), (ii) and/or (iii) have a negative impact on the financial equilibrium of the financial model of the most recently updated Master Plan, then GOA shall compensate the Manager for the entire amount of the damage caused by such impact (in real cash equivalent), utilizing the following methods:

(a) Extension of the Term according to the formula to be defined, which, will be set by the mutual agreement of the Parties, or

(b) Tariff increase according to the formula to be defined, or another formula which will be set by the mutual agreement of the Parties.

9 bis. 4 Additional Capital Investments

Provided that the Manager receives prior approval from GOA, if it makes any additional capital investments during the Term beyond those outlined in the capital investment program defined in section 10.2 (a), GOA shall fully compensate the Manager (through either an extension of the Term or an increase in the tariff, to be agreed upon in good faith by the Parties), provided however, such compensation shall not apply with respect to any additional capital investments incurred by the Manager for purposes of replacing, repairing amortized assets during the Term of the Agreement and returning the Airport and its facilities to GOA in fully operational conditions upon the termination of the Agreement, whether due to the expiration of the Term or early termination in accordance with the provisions of section 13.4 hereto.

9 bis. 5. No financial (monetary) compensation shall be provided by GOA in the cases prescribed in this section.”.

XI.Amendments to Section X of the Agreement

11.1.As of the Effective Date of the Addendum, section X of the Agreement is hereby replaced as follows:

“X. Master Plan

10.1.By no later than January 31, 2026, and after the execution date of the Fifth Addendum to the Agreement, the Manager shall submit the Master Plan for the Airport to the GOA, which shall replace the former Master Plan and apply during the Term of the Agreement, as agreed hereinafter.

The Parties hereby acknowledge and agree that they shall use their best efforts and take all necessary actions (including by holding regular bilateral meetings and discussions) within their respective powers and authorities and in good faith to ensure the completion and finalization of the approval process following the submission of the Master Plan.

The Parties hereby acknowledge and agree that, as of the execution date of the Fifth Addendum to the Agreement, the former Master Plan and its subsequent revisions and updates have been duly fulfilled and that they have no claims or demands against each other in this regard.

10.2 The Master Plan shall contain the following:

(a) A capital investment program of US$ 425 million to be executed till the end of 2033. This program includes all capital investments made between the end of the former Master Plan (January 1, 2023) and the approval of the new Master Plan. However, if GOA’s approval of the Master Plan exceeds four months from its submission, the execution period for these capital investments will be extended accordingly.

(b) A description of the works to be executed related to the capital investment program foreseen in section 10.2 (a), in connection with the works to be carried out till the end of 2033, with the corresponding preliminary estimates of investment amounts and guidelines for the works and operations to be performed at the Airport.

(c) The guidelines for the works and operations for the improvement and maintenance of the Airport during the remaining part of the Term.

(d) The steps for the implementation of the VERTIPORT system.

10.3. The Master Plan will be updated each five years as from 2034 and extended to cover the Term of the Agreement.

10.4. If GOA does not approve the Master Plan within sixty (60) days from its submittal by the Manager, then the Parties shall try to find mutually acceptable terms for the Master Plan. Until the Master Plan is approved, the Manager shall be entitled to administer, exploit and operate the Airport performing those maintenance works which are essential for aviation operations. GOA shall not object to the Master Plan unreasonably or based on grounds other than objective technical or operational reasons (including lack of compliance of ICAO safety rules or on service quality levels under the applicable IATA’s Optimum quality level category) or as a result of public health and safety regulations or other applicable law.

10.5. The approval of the Master Plan and its revisions by GOA shall imply the granting of all Licenses, both national and local, needed for completion of all the works comprised therein.

10.6. The Manager shall have the right to establish the priority rank among the works described in the Master Plan, to postpone or anticipate their execution to further or prior periods with respect to those originally foreseen, and to prepare the corresponding projects for their implementation at his sole discretion, provided however that the Manager must ensure the service quality levels under IATA’s Optimum quality level category, provided further that delays may only occur due to safety concerns according to ICAO rules.

The Manager shall inform to GOA on the execution and progress of the specific works described in the Master Plan.

10.7. In the event of material non-fulfillment of the Master Plan attributable to the fault of the Manager, the following procedure shall apply:

(a) Notification of non-compliance: GOA shall issue a formal written notification to the Manager specifying the identified deficiency and the grounds for the material non-fulfillment or non-compliance;

(b) Response and/or submission of a remediation plan by the Manager: Within 20 business days from the receipt of the notification, the Manager shall respond by either

(i) denying the allegation of deficiency, presenting evidence, and raising the corresponding defenses; or

(ii) submitting a remediation plan to GOA (hereinafter the “Remediation Plan”), detailing the corrective actions necessary to address the identified deficiency, including a schedule and timeline for its full execution.

(c) GOA’s resolution: Within 20 business days from the receipt of the Manager’s response, GOA shall as the case may be:

(i) accept the Manager’s defenses and drop the allegation of deficiency;

(ii) accept the Remediation Plan submitted by the Manager; or

(iii) take a justified and reasonable decision on rejecting the Remediation Plan.

The review of the Remediation Plan shall not be unreasonably withheld, and GOA may propose reasonable adjustments to ensure the adequacy and effectiveness of the remediation measures. The approval of the Remediation Plan shall have the same effects provided in section 10.5.

If GOA deems the Remediation Plan materially unacceptable, the Parties shall hire, within 60 business days, a mutually accepted internationally recognized consulting firm in the airport sector to prepare a revised Remediation Plan pursuant section 10.7 (b) (ii), which shall be binding on the Parties.

(d) Execution of the Remediation Plan: The Manager shall implement the approved Remediation Plan, or the Remediation Plan defined by the external consulting company as stated in section 10.7 (c) above, within the timeline set forth therein.

(e) In the event of failure to execute the Remediation Plan, GOA shall send an official written notification to the Manager specifying the identified non-compliance, while the Manger may present its defenses and objections within 20 working days.

(f) If GOA rejects the Manager’s defenses or objections to the Remediation Plan’s non-compliance as stated in section 10.7 (e), in a reasonable and justified manner, the Manager would be subject to a penalty of up to 2% of the prior year EBITDA and shall have a further 180-day term to cure the deficiencies. For these purposes, “EBITDA” shall mean earnings before financial income, financial expenses, taxes, depreciation, and amortization, excluding exceptional or non-recurring items, and any revenues or expenses relating to work on assets under concession (IFRIC 12).

(g) If the Manager fails to comply with the Remediation Plan pursuant to section 10.7 (f), GOA may initiate a process to terminate the Agreement based on section 18.4 (d) of the Agreement.

10.8. The procedure determined in section 10.7 shall not apply if the alleged non-compliance is caused by any delays or omissions not attributable to the Manager, including but not limited to delays in issuing relevant Licenses. In such cases, the Manager shall not be held liable for the non-compliance and the timeline for implementing the Master Plan and the corresponding performance obligations shall be adjusted accordingly.”.

XII.Amendments to Section XII of the Agreement

12.1.As of the Effective Date of the Addendum, section 12.1 of the Agreement is hereby replaced as follows:

“Airport Charges and Fees

12.1. All the activities carried out at the Airport as well as the use of any item of Property by a User shall entitle the Manager to collect the relevant Airport Charges and the Fees which the Manager establishes.

Initial Airport Charges stated in appendix B are hereby approved.

The Manager shall have the right for the annual non-cumulative adjustments to Airport Charges provided for in 12.4., and to be applied on April 1st of every year since 2027, provided that the Manager has fulfilled the requirement stipulated in clause 10.1 of the Agreement to submit the Master Plan to the GOA by January 31, 2026.

Such adjustments shall become effective in 15 days from the date on which the Manager notifies the Adjustment to GOA. GOA shall have the right to object, by giving notice within a 15-day period from the Manager’s notification, solely if there is an error in the calculations provided by the Manager. If GOA does not object the Adjustments within the term above established period, the Adjustments will remain in force.

GOA shall not unreasonably withhold its review of the Adjustments to Airport Charges.

All non-aeronautical charges and fees shall be set at the Manager’s sole discretion.

Special (discounted) tariffs shall be agreed and defined by the Manager and local airlines aiming at increasing traffic.”.

12.2.As of the Effective Date of the Addendum, section 12.4 of the Agreement is hereby replaced as follows:

“12.4. Airport Charges shall be changed only in the manner of adjustment based on the US CPI, the average inflation in the European countries and average CPI rates in the Republic of Armenia. The adjustments will be done according to the following formula:

Where:

“AF” shall mean the adjustment factor for Airport Charges applicable in year T.

“T” shall mean the calendar year in which the adjustment factor is applied.

“t” shall mean the last day of December of the calendar year immediately preceding T.

“W1” shall mean the weight corresponding to costs denominated in Armenian Drams, which equals 80% (eighty percent).

“W2” shall mean the weight corresponding to costs denominated in United States Dollar, which equals 15% (fifteen percent).

“W3” shall mean the weight corresponding to costs denominated in Euros, which equals 5% (five percent).

“CPI Armenia” shall mean the Consumer Price Index (CPI) in Armenia published by the Statistical Committee of the Republic of Armenia.

“CPI US” shall mean Consumer Price Index for All Urban Areas (unadjusted for seasonality) published by the U.S. Bureau of Labor Statistics.

“CPI EU” shall mean the Harmonized Index of Consumer Prices (HICP) published by the European Union by Eurostat.

“AMD/EUR” shall mean the exchange rate of the Armenian Dram (AMD) against the Euro (EUR) published by the Central Bank of the Republic of Armenia.

“USD/EUR” shall mean the exchange rate of the United States Dollar (USD) against the Euro (EUR) published by the European Central Bank.

During the Term of the Agreement, unforeseen circumstances beyond the Manager control, that significantly alter the Manager cost structure weight defined in the AF, may be submitted to GOA for consideration.

Variations occurring between the date of any invoice and the actual payment date of the corresponding debt may be billed separately by the Manager.”.

12.3.As of the Effective Date of the Addendum, section 12.9 is deleted in its entirety from the Agreement and shall no longer have any effect.

12.4.As of the Effective Date of the Addendum, section 12.10 of the Agreement is hereby replaced as follows:

“Adjustments due to Tax modifications

12.10. In the event that after the date of Possession Taxes currently applicable increase, the Manager shall be entitled to immediately increase all Airport Charges and Fees so as to reflect such increase.

For purposes of this clause, Tax increases shall mean rate increases, elimination or reduction of any exemption or deduction and any other modification which causes the final impact of any Tax to increase.”.

XIII.Amendment to Section XIII of the Agreement

13.1.As of the Effective Date of the Addendum, section 13.4 of the Agreement is hereby replaced as follows:

“13.4. Upon termination of the Agreement, whether due to the expiration of the Term or early termination, the Manager shall return the Airport and the Property to GOA in fully operational condition, in compliance with applicable laws, regulations, and the terms of the Agreement, ensuring that the continuity of the service is guaranteed under conditions substantially equal to those existing during the last five years of the Agreement. Transfer Taxes of the Republic of Armenia, if any, will be the responsibility of GOA.”.

XIV.Amendment to Section XVIII of the Agreement

14.1.As of the Effective Date of the Addendum, section XVIII of the Agreement is hereby replaced as follows:

“XVIII. Termination of the Agreement

18.1. The following are events of termination:

(a) Expiration of the Term.

(b) Termination due to the Manager’s fault.

(c) Bankruptcy of the Manager.

(d) Unilateral termination by the based on reasonable national defense considerations.

(e) Termination due to the GOA’s fault.

18.2. Termination of the Agreement will not imply the termination of the agreements that, for any reason whatsoever the Manager executed with third parties, which shall be automatically assigned to GOA unless such agreements otherwise provide.

GOA shall indemnify and hold the Manager harmless with respect to any losses the latter may suffer deriving from the mentioned agreements, provided that third party claims against the Manager are adjudicated by a court, government agency, any other public authority or an arbitration court, either in the Republic of Armenia or in any other country, even though there are pending appeals or actions and without prejudice to GOA’s rights under section XXI; or GOA’s responsibility is established through the arbitration proceedings foreseen in section XXI. No indemnity, compensation, or any other liability shall arise, if the termination of the Agreement was caused by reasons attributable to, or arising from the fault of, the Manager.

The Manager shall not execute agreements related to the Airport with third parties extending beyond five years after termination of the period indicated in section 6.1 or any extension thereof.

18.3. Expiration of the Term.

This Agreement will terminate upon the expiration of the Term.

18.4. Termination due to the Manager’s fault.

The GOA shall be entitled to terminate the Agreement due to the fault of the Manager if:

(a) The Agreement is totally or partially assigned by the Manager, or a Change of Control takes place, without express authorization of the GOA. Neither any subconcession or subcontract -to the extent GOA’s consent is not required- nor any other form of performing the Airport Activities as provided for in this Agreement may be considered as an assignment of this Agreement;

(b) The Manager does not take Possession lacking reasonable cause pursuant to the provisions of this Agreement;

(c) The Manager incurs in the abandonment of the facilities of the Airport. Abandonment is deemed when the Manager due to his fault and without reasonable cause stops exploiting the Airport for more than ten (10) days; or

(d) Non-fulfilment of the Remediation Plan of the Master Plan in case of the event described in section 10.7 (g).

In the event of such termination, the Parties shall, in good faith, mutually agree on appropriate compensation mechanisms within six (6) months from the occurrence of the relevant event. If the Parties fail to reach an agreement within such period, Section 21 shall apply to the resolution of the dispute.

For avoidance of doubt, in case of Termination of the Agreement based on the present clause, in no case shall the Government be obliged to pay any compensation for losses, damages, any liquidated or consequential damages, penalties, unrealised gains, indemnities or any compensation of adverse consequences of any kind, including, but not limited to those resulting from the Manager’s contractual arrangements with third parties

18.5. Bankruptcy of the Manager.

The bankruptcy, insolvency, invocation of any laws for its protection from creditors or cessation of business of or by the Manager will cause the termination of the Agreement. In such case, the Parties do not pay to each other any Termination Payment or any compensation for losses, damages, any liquidated or consequential damages, penalties, unrealised gains, indemnities or any compensation of adverse consequences of any kind, including, but not limited to those resulting from the Manager’s contractual arrangements with third parties, except for other obligations not originating from this Agreement.

In the event of such termination, the Parties shall, in good faith, mutually agree on appropriate compensation mechanisms within six (6) months from the occurrence of the relevant event. If the Parties fail to reach an agreement within such period, Section 21 shall apply to the resolution of the dispute.

18.6. Unilateral termination by GOA based on reasonable national defense considerations.

If GOA terminates the Agreement based on reasonable national defense considerations, the termination payment owed to the Manager shall be calculated, as of the date of the payment to the Manager of the corresponding termination payment, as the sum of the following:

(a) The capital investments that have been duly approved by GOA adjusted by CPI US and amortized as per Appendix H attached herein, calculated as from January of the year of execution of each corresponding work or investment, plus

(b) US$ 425 million, as of the execution date of the Fifth Addendum to the Agreement, depreciated on a linear basis (taking into account the end of the Term), multiplied by 1.1.

18.7. GOA’s Breach of the Agreement

Should GOA breach any of its obligations under this Agreement causing an impact on the economic equilibrium of the concession, the Manager shall be entitled to terminate the Agreement if GOA fails to repair the breach within a 120-day period after being served notice of the breach by Manager. In the event of such termination, the Parties shall mutually agree in good faith on compensation mechanisms within 6 months from the occurrence of the relevant event. If the Parties fail to reach an agreement within such period, Section 21 shall apply to the resolution of the dispute.

If GOA terminates the Agreement in an arbitrary manner, without any ground, or if GOA refuses to compensate the Manager and/or extend the Term upon the occurrence of a Force Majeure Event or a Passenger Drop Event, as defined in sections 9 bis.1 and 9 bis.2, in an unjustified and/or unreasonable manner, the termination payment owed to the Manager shall be calculated, as of the date of the payment to the Manager of the corresponding termination payment, as the sum of the following:

(a) The capital investments that have been duly approved by GOA adjusted by CPI US amortized as per Appendix H attached herein, calculated as from January of the year of execution of each corresponding work or investment, multiplied by 1.75, plus

(b) US$ 425 million, as of the execution date of the Fifth Addendum to the Agreement, depreciated on a linear basis (taking into account the end of the Term), multiplied by 2.”.

XV.Amendment to Section XIX of the Agreement

15.1.As of the Effective Date of the Addendum, section XIX of the Agreement is hereby replaced as follows:

“XIX. Assignment and Change of Control

Other than is contemplated in the definition of “Manager” in section III, and the assignment of the Agreement to any third party controlling, controlled by, or under a common control with respect to the Manager, the Manager may not assign this Agreement, nor a Change of Control shall take place without GOA’s prior written consent, which will not be unreasonably withheld. For purposes of this clause, “control” shall have the meaning indicated in section 7.2, paragraphs (vii) and (x) respectively.

In the event of the Change of Control irrespective of the Manager’s will, the Manager is obliged to immediately notify the GOA about such change. Irrespective of the notification served by the Manager, in case of such Change of Control the GOA shall be entitled to terminate the Agreement for the reason of Change of Control without GOA’s prior consent.”.

XVI.Amendments to Section XX of the Agreement

16.1.As of the Effective Date of the Addendum, section 20.6 of the Agreement is hereby replaced as follows:

“20.6. The Parties shall consult each other for the regulations and needs of Accessibility Infrastructure, response to emergencies, limitations to ownership, heights, obstacles to air navigation, environmental impact, etc. The Parties shall outline and plan the steps for the implementation of “VERTIPORT” systems for the purpose of developing eVTOL (Vertical Take-Off and Landing) systems in the Republic of Armenia. The Manager, at its own expense shall commission a study by an organization with relevant international experience to assess the implementation of such systems in the Republic of Armenia.”.

16.2.As of the Effective Date of the Addendum, section 20.7 of the Agreement is hereby replaced as follows:

“20.7. GOA shall abide to articles 3 and 4 of the “Agreement between the Belgo-Luxembourg Economic Union and the Republic of Armenia for the Reciprocal Promotion and Protection of Investments” executed on June 7, 2001, and article 8 of the Law of the Republic of Armenia on Foreign Investments.”.

16.3.As of the Effective Date of the Addendum, section 20.12 of the Agreement is hereby replaced as follows:

“20.12. Any money due by GOA, including the termination payments set forth in section XVIII, will be (i) calculated and paid in freely available US dollars or euros, and (ii) payable in such US or European bank account which the Manager may, at its sole discretion, so indicate.”.

16.4.As of the Effective Date of the Addendum, section 20.13 of the Agreement is hereby incorporated as follows:

“20.13.The Shirak Airport shall be permitted to operate international flights to any destination, without limitation”.

XVII.Amendment to Section XXI of the Agreement

17.1.As of the Effective Date of the Addendum, section XXI of the Agreement is hereby replaced as follows:

“XXI. Governing law and jurisdiction

21.1. The present Agreement, including the mechanisms for dispute resolution stipulated herein, shall be governed by the legislation of the Republic of Armenia.

21.2. All disputes between the Parties arising out of or in connection with this Agreement, including questions regarding its conclusion or validity, shall be attempted to be resolved through mediation in accordance with the Mediation Rules of Arbitration and Mediation Center of Armenia. The mediation shall be conducted by a mediator or mediators appointed/approved by the Arbitration and Mediation Center of Armenia, in accordance with its Mediation Rules. The Arbitration and Mediation Center of Armenia shall administer the mediation proceedings. The place of mediation shall be Yerevan (Republic of Armenia), and the language of mediation shall be Armenian or English, as preferred by the Parties. If the dispute, or any part of it, is not resolved within three months from the date of submission of an application under the Mediation Rules of the Arbitration and Mediation Center of Armenia, the Parties agree to resolve the dispute or the remaining issues of the dispute through the dispute resolution mechanisms described below.

21.3. All disputes of a commercial nature arising out of or in connection with this Agreement, including questions regarding its conclusion or validity, shall be resolved, at the option of the Party that promotes the claim, by one of the following methods:

(i) in accordance with the Arbitration Rules of the Arbitration and Mediation Center of Armenia, by a panel of three arbitrators. The place of arbitration shall be Yerevan (Republic of Armenia), and the language of arbitration shall be English;

(ii) in accordance with the Rules of Arbitration of the International Chamber of Commerce, by one or more arbitrators appointed in accordance with said Rules. The seat of arbitration shall be Yerevan (Republic of Armenia), and the language of arbitration shall be English; or

(iii) before the ordinary courts of the Republic of Armenia.

21.4. All disputes of an investment nature arising out of or in connection with this Agreement shall be resolved in accordance with Article 9 of the Agreement between the Government of the Republic of Armenia and the Belgo-Luxembourg Economic Union on the Reciprocal Promotion and Protection of Investments, and pursuant to the arbitration procedures of the International Centre for Settlement of Investment Disputes (ICSID).

21.5. In cases provided under sections 21.3(i), 21.3(ii) or 21.4 of this Agreement, the arbitral award shall be final; however, this does not exclude the possibility of challenging the award on grounds for annulment.”.

XVIII.Amendments to Appendix A to the Agreement

18.1.As of the Effective Date of the Addendum, section I.3 of appendix A to the Agreement is hereby replaced as follows:

“3. No violation. The execution, delivery and performance of the Documents, the consummation of the transactions contemplated therein and the performance of any Airport Activity do not and will not:

(a) conflict with, result in the breach, modification, termination or violation of, or loss of any benefit under, constitute a default under, accelerate the performance required by, result in or give rise to a right to amend or modify the terms of, result in the creation of any Encumbrance upon any assets or properties, or in any manner release any party thereto from any obligation under, any mortgage, note, bond, indenture, contract, agreement, lease, license or other instrument or obligation of any kind or nature by which GOA, or any of the properties or assets owned by GOA, may be bound or affected, according to the applicable law; or

(b) conflict with, violate or result in any loss of benefit under, any License, franchise, order, judgment, writ, injunction under the applicable law.”.

18.2.As of the Effective Date of the Addendum, section IV of appendix A to the Agreement is hereby replaced as follows:

“IV. Indemnification provisions

In the event any of the Parties breaches (or in the event any third party alleges facts that, if true, would mean that the pertinent Party has breached) any of their representations and warranties contained in this appendix, then such Party (the “Indemnifying Party”) agrees to indemnify the other (the “Indemnified Party”) from and against the entirety of any losses the latter may suffer through and after the date of the claim for indemnification (including any losses the Indemnified Party may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach), provided that the Indemnified Party follows the procedures established in this article, and article XXI of the Agreement if necessary, except for any circumstance which arises out of the gross negligence or intentional misconduct of the Indemnified Party.

If any Party has breached any representation or warranty contained herein in any respect, the fact that there exists another representation or warranty relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that said Party is in breach of the first representation or warranty.

In case of breach of any representation or warranty contained in the Agreement, the Indemnified Party shall notify the Indemnifying Party of such claim. The Indemnifying Party shall notify to the Indemnified Party whether the Indemnifying Party accepts or rejects – either totally or partially – the Indemnified Party’s claim within a thirty-calendar-day period as from the date of notification of such claim. If the claim is rejected totally or partially, the Parties shall appoint one of Deloitte, PriceWaterhouseCoopers and Ernst & Young to evaluate the claim and to assess the amount of the indemnification, if pertinent. If the Parties do not agree on the auditing firm, the auditing firm shall be chosen by haphazard among the mentioned firms. Any Party may notify the choice to the chosen firm. The chosen firm will provide its opinion to the Parties within a thirty working-day period as from the date of notification of the choice, based on all relevant information provided by the Parties. The Parties shall disclose all the relevant information to enable the chosen firm to evaluate and assess the claim.

The opinion of the auditing firm will not be binding, but will be taken into account by the Parties in its material conclusions, in order to solve the controversy amicably, before resorting to the proceedings foreseen in clause XXI of the Agreement.

The currency in which compensation will be paid will be that identified in section 12.2 of the Agreement.

If any of the Parties makes a claim to the other Party and the Party making such claim has breached any obligation before, the Party to which the claim is addressed shall have the right no to comply with the pertinent obligation until the Party making the claim complies with its obligation.

The GOA shall not apply any financial (monetary) method for the compensation of any damage prescribed in the Agreement, except for the cases prescribed in section XVIII of the Agreement or calculated in accordance with them.”.

XIX.Incorporation of Appendix G to the Agreement

19.1.As of the Effective Date of the Addendum, appendix G to the Agreement is hereby incorporated as follows:

“APPENDIX G: PASSENGER DROP EVENT

For the purposes stated in section 9bis.2. of the Agreement, the terms herein below stated shall, either in plural and/or singular, have the meaning ascribed to them herein:

“Actual Passenger Drop” shall mean the sum of the annual total Passenger Volume in both “Zvartnots” and “Shirak” airports cumulatively over a consecutive two-year period, used to determine the Tariff Adjustment upon the occurrence of a Passenger Drop Event.

“Adjustment Ratio” shall mean the ratio obtained by dividing the Baseline Level of Passenger Volume by the Actual Passenger Drop.

“Applicable Period” shall mean a three-year period following a Passenger Drop Event.

“Baseline Level of Passenger Volume” shall mean 10,000,000 passengers over a two-year period.

“Calculation Date” shall mean March 31 of the financial year following a Passenger Drop Event.

“Passenger Drop Event” shall mean a decrease in Passenger Volume below 4,000,000 passengers per year over two consecutive years, provided that such decrease is not attributable to the Manager.

“Passenger Volume” shall mean the sum of the Embarked and Disembarked passengers at the Airport as defined in Section 2.3, Chapter 2, Part I, of Fifth Edition of the Reference Manual on the ICAO Statistics Programme.

“Tariff Adjustment” shall mean the resulting product of multiplying the Adjustment Ratio by the applicable Airport Charges, which shall be effective during the Applicable Period, as expressed in the following formula:

Tariff Adjustment = Adjustment Ratio x applicable Airport Charges

Adjustment Ratio = 10,000,000 / Actual Passenger Drop

Calculation example:

Passenger Volume in year t was 3.9 million and in year t+1 was 3.7 million.

Actual Passenger Drop: 3.9 + 3.7 = 7.6 million

Adjustment Ratio: 10 million / 7.6 million = 1.316

In this case, published Airport Charges for years t+2, t+3, t+4 should be multiplied by 1.316”.

XX.Incorporation of Appendix H to the Agreement

20.1.As of the Effective Date of the Addendum, appendix H to the Agreement is hereby incorporated as follows:

Asset Class Name	Useful life (years)
Land	N/A
Buildings	Up to the end of the concession
Airport Infrastructure and other Improvements (including apron renovation)	Up to the end of the concession
Runway and taxiway renovation	10 years
Machinery	8 years
Vehicles	8 years
Tools & equipment, furniture	8 years
Computer equipments and other telecommunication appliences	5 years
Software	Up to the end of the concession

XXI.General provisions

21.1.The Parties hereby declare that, as of Effective Date of the Addendum, they have no pending financial obligations to each other.

21.2.This Addendum shall not constitute an amendment, supplement, or waiver of any provision of the Agreement not expressly referred to herein. Except as expressly amended, supplemented, or waived hereby and/or in the former addenda, the provisions of the Agreement are and shall remain in full force and effect.

21.3.The provisions of section XXI of the Agreement regarding applicable law and jurisdiction shall apply to this Addendum.

In witness whereof, the Parties execute this Agreement in 4 (four) counterparts duly notarized, in Yerevan, Republic of Armenia, on the twenty-third day of January, two thousand and twenty-six, which was duly notarized.

/s/ MARTIN FRANCISCO ANTRANIK EURNEKIAN	/s/ MHER GRIGORYAN
Armenia International Airports CJSC	The Government of the Republic of Armenia
By:	By:
Position/capacity: MARTIN FRANCISCO ANTRANIK EURNEKIAN	Position/capacity: Deputy Prime Minister of the Republic of Armenia Mr. MHER GRIGORYAN